Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Richard A. Bemis_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

/s/ R. A. Bemis
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Albert J. Budney, Jr._____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

/s/ Albert J. Budney, Jr.
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Ellen Carnahan_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

                                         /s/ Ellen Carnahan_____
                                         Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Robert C. Gallagher_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

/s/ R. C. Gallagher _____
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Kathryn M. Hasselblad-Pascale_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this _9th__ day of December, 2004.

(SEAL)

_/s/ Kathryn M. Hasselblad-Pascale_____
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, <u>James L. Kemerling</u>, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this <u>9th</u> day of December, 2004.

(SEAL)

<u>/s/ James L. Kemerling</u>
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____John C. Meng_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

/s/ J. C Meng_____
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____William F. Protz, Jr._____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

_/s/ William F. Protz, Jr._____
Director

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That I, _____Larry L. Weyers_____, hereby constitute and appoint Larry L. Weyers, Joseph P. O'Leary, Bradley A. Johnson, and Barth J. Wolf, and each of them individually, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, in any and all capacities, to sign my name as a director of WPS Resources Corporation (this "Corporation") to the Registration Statement on Form S-3, and any and all amendments (including post-effective amendments) or supplements thereto, and any additional registration statement to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating to public offerings of equity securities to be issued by this Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such equity securities under the Securities Act of 1933, as amended.

I hereby ratify and confirm all that said attorneys-in-fact and agents, or each of them, have done or shall lawfully do by virtue of this Power of Attorney.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this __9th__ day of December, 2004.

(SEAL)

/s/ Larry L. Weyers
Director